Exhibit 10.5

November 7, 2006

Via Overnight Courier and E-Mail

Independent Producers of America Agency
Attn: Mr. Peter Nauert
777 Main Street, Suite 3100
Fort Worth, Texas 76102

      Re: <u>Binding Letter Agreement</u>

Dear Peter:

      This letter (including the attached <u>Annex A</u> hereto, this "<u>Letter Agreement</u>") sets forth the binding agreement by and among Independence American Insurance Company, a Delaware corporation ("<u>IAIC</u>"), Insurers Administrative Corporation, an Arizona corporation ("<u>IAC</u>"), and Peter W. Nauert, d.b.a. Independent Producers Agency, Inc., a Delaware corporation ("<u>IPA</u>"), with respect to a business relationship (the "<u>Relationship</u>") in which IPA (along with its agents and representatives) will market and sell certain insurance products to be underwritten by IAIC and administered by IAC, the major business terms of which are set forth on <u>Annex A</u> hereto.

1. Definitive Documents and Timing

      The parties hereto hereby agree to negotiate in good faith and execute such definitive documents (the "<u>Definitive Documents</u>") incorporating the terms set forth on <u>Annex A</u> hereto as are customary within the insurance industry in connection with business relationships of similar scope and substance to the Relationship. The parties hereto hereby agree to use their commercially reasonable best efforts to execute the Definitive Documents as soon as possible.

2. Default Agreement

      This Letter Agreement constitutes a legally binding and enforceable agreement between the parties hereto with respect to the provisions hereof. In the event that the parties hereto fail to execute the Definitive Documents, and for so long as such Definitive Documents have not been executed, the terms of this Letter Agreement shall be deemed to be the definitive agreements among the parties hereto with respect to the Relationship.

3. General

      The laws of the State of Delaware (without giving effect to its conflict of laws principles) will govern all matters arising out of or relating to this Letter Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance and enforcement. If any provision of this Letter Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Letter Agreement shall remain in full force and effect, so long as the essential terms and conditions of this Letter Agreement for each party hereto remain valid, binding and enforceable. This Letter Agreement constitutes the final and entire agreement among the parties hereto with respect to the matters stated herein. The parties hereto may amend this Letter Agreement only by a written agreement of all the parties hereto that identifies itself as an amendment to this Letter Agreement. The parties hereto may execute this Letter Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement.

[Signature page follows]

THE PARTIES HERETO, INTENDING TO BE LEGALLY BOUND, have executed this Letter Agreement as of the date first set forth above.

Independence American Insurance Company, a Delaware corporation	**Independent Producers Agency, Inc.** a Delaware corporation
By: **/s/ Scott M. Wood** Name: Mr. Scott M. Wood Title: Senior Vice President	By: **/s/ Peter Nauert** Name: Mr. Peter Nauert, individually
485 Madison Avenue, 14th Floor New York, New York 10022 Attn: General Counsel Telephone No.: (212) 355-4141 Facsimile No.: (212) 754-3346	777 Main Street, Suite 3100 Fort Worth, Texas 76102 Attn: Mr. Peter Nauert Telephone No.: 817-820-2100 Facsimile No.: 817-820-2110
Insurers Administrative Corporation, an Arizona corporation By: **/s/ Scott M. Wood** Name: Scott M. Wood Title: President	
2101 West Peoria Avenue, Suite 100 Phoenix, Arizona 85029 Attn: General Counsel Telephone No.: (602) 906-6221 Facsimile No.: (602) 906-6377	

Annex A

<u>Relationship Terms</u>

Unless otherwise expressly provided, capitalized terms in this Annex A have the meanings given them in the Letter Agreement to which this Annex A is attached.

1. <u>Relationship</u>. IPA will market medical insurance products to individuals who are members of the American Small Businesses Association (ASBA). IPA will use its best efforts to cause ASBA to enter into an endorsement and dues collection agreement with IAIC on such terms and conditions as reasonably satisfactory to IAC and IAIC (the "<u>Collection Agreement</u>"). IAIC will underwrite all new policies and certificates arising in connection therewith, and IAC will provide all administrative services arising in connection therewith.

2. <u>2007 Roll-Out</u>. The states in which IPA initially will market such products include: WV, PA, MI, OH, IN, MO, WI, IA, NE, KS and IL (collectively, the "<u>Covered States</u>").

3. <u>Approval of Materials</u>. IAIC will pre-approve any and all marketing materials (including but not limited to brochures, agent scripts and any other materials, electronic or written) and agent training materials, in each case, proposed to be used by IPA in connection with the Relationship.

4. <u>Health Coverage and Association Commission Advances</u>. Provided that the Collection Agreement has been entered into:

    IAC will advance to IPA's agents and to IPA's managers up to 9 months' worth of commissions on submitted (pre-screened, with a mutually agreeable pre-screening guideline) business, comprising both the insurance premiums charged by IAIC and the association fees charged by ASBA, at the same commission percentage and advance percentage, <u>provided</u>: (i) such advances will accrue interest at the rate of 12% annual, compounding, calculated monthly; (ii) the loan agreement executed in connection with each such advance includes IAC and IAIC as third-party beneficiaries with rights of enforcement against the respective borrower and otherwise includes terms reasonably acceptable to IAC and IAIC; (iii) IAC retains the right to discontinue making advances to any agent or manager; (iii) IPA and Mr. Peter Nauert (personally) will, jointly and severally, guarantee the repayment of all such advances and any interest accrued thereto; (iv) an escrow mechanism (at least partially) protecting IAC and IAIC from default risk in connection with such advances shall have been agreed to among the parties hereto.

5. <u>Earnings Adjustments</u>

    (i) Determine the combined ratio for each risk attaching calendar year (contract year). Risks attach on their respective anniversary dates.

    (ii) Determine the adjusted target combined ratio, using .95 for all first-year premiums and .92 for all premiums earned in the second year or later. This target will be .95 for the first year since no premium will be second year; it will be a weighted average of .95 and .92 for the second contract year.

    (iii) A 100% two-way slide around the adjusted target combined ratio, capped at 2% each way, guaranteed by both IPA and Peter Nauert (personally).

6. <u>Electronic Processing of New Business.</u> The program will include electronic processing of new business.

7. <u>Expenses and Fees by Duration Years – Health Insurance business only</u>. Expenses and fees (by duration year) will be as follows:

	Year 1	Year 2	Year 3 and later
Commissions	35.0%	15.0%	10.0%
Admin	7.0%	6.0%	6.0%
Carrier	2.5%	2.5%	2.5%
Tax	2.5%	2.5%	2.5%
Actuarial	<u>1.0%</u>	<u>1.0%</u>	<u>1.0%</u>
Sub-Total	48.0%	27.0%	22.0%
Target Loss Ratio	<u>47.0%</u>	<u>65.0%</u>	<u>70.0%</u>
Target IAIC/IPA Profit	5.0%	8.0%	8.0%

Admin Fee:	Bank Draft	$22.00*
	Credit Card	$25.00*
	Direct Bill	$28.00*

Provider Access Fee:	$8.00
Enrollment Fee:	$95.00**

Renewals rate increases are not commissionable (For IPA agents, smoker loads, and sub-standard rate loads are also not commissionable)

* $10.00 remitted to IPA.

** $55.00 remitted to IPA.

IPA will provide to IAC the ASBA fee schedule, which will set forth the gross amount to be charged to the applicant, together with the amounts to be paid by IAC, on behalf of IPA, to ASBA, IAC, other benefit providers and IPA agents. The balance will be remitted to IPA.

8. <u>Due Diligence</u>. IAC's and IAIC's representatives will continue their reasonable due diligence review in connection with the Relationship, including, without limitation, with respect to the following matters: agent training, market conduct protocols, procedures and the nature of the Association.

9. <u>IPA Compensation.</u> IAIC will pay to IPA such percentage of gross commissionable premiums in each duration year as set forth in the above table (in Section 7), less any commission amounts payable to agents. Gross commissionable premiums for this paragraph include smoker loads and sub-standard rate increases. Renewal rate increases are not included in gross commissionable premiums.

Additionally, IAC will pay to IPA the applicable portion of the ASBA fees collected by IAC on behalf of IPA.

10. <u>IAC Compensation</u>. In addition to the administrative fees listed above, IAC shall receive $1.00 per certificate per month in consideration of IAC performing dues billing and collection, commission processing, and advancing on the association dues.

11. <u>Mutual Exclusivity</u>. During the Exclusivity Period (as defined below in this Section 11), IAIC will not underwrite individual, major medical policies on IAIC paper with another agency utilizing primarily captive agents and leads and advances to generate business in the Covered States. In addition, during the Exclusivity Period, IPA will not use a carrier other than IAIC (or its approved affiliate) to underwrite business generated utilizing leads in advance in the Covered States. (IAIC and IAC shall, upon request of IPA, engage in reasonable, good-faith negotiations with IPA with respect to expanding the list of Covered States.)

For the purposes of this Section 11, "<u>Exclusivity Period</u>" means the period determined as follows:

(i)   beginning on the date of the first sale under the program contemplated in this Letter Agreement through 5/31/08; and

(ii)   if, on 5/31/08, IAIC determines in good faith that IPA generated under such program at least $10 million in annualized new premiums during the calendar year ending 3/31/08, through 5/31/09; and

(iii)   if, on 5/31/09, IAIC determines in good faith that IPA generated under such program at least $15 million in annualized new premiums during the calendar year ending 3/31/09, through 5/31/10; and

(iv)   thereafter, as the parties hereto may agree, provided that the parties hereto will enter into good-faith negotiations with respect to extending the Exclusivity Period, at least 60 days in advance of 5/31/10.

12. Stock Program. The parties hereto will use reasonable best efforts to agree upon a program whereby certain agents will have the opportunity to earn bonuses in the form of stock of American Independence Corp., a Delaware corporation and the parent of IAIC, subject to customary terms and conditions of such a program, including, without limitation, a cap on both (i) the number of such shares any agent may earn during a specified period and (ii) the aggregate number of such shares available under such program.